

Mail Stop 3720

November 2, 2016

Gang Ding
Chief Executive Officer
Toucan Interactive Corp.
25 E. Foothill Blvd.
Arcadia CA 91006

> **Re:** **Toucan Interactive Corp.**
> **Form 10-K for Fiscal Year Ended February 29, 2016**
> **Filed April 19, 2016**
> **File No. 333-195267**

Dear Mr. Ding:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

Item 9A. Controls and Procedures
Management's Report on Disclosure Controls and Procedures, page 23

1. Please provide management's assessment of the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K. Provide your report on internal control over financial reporting under a separate header.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications